CANNEX EXTENDS DEMAND PROMISSORY NOTE TO 4FRONT HOLDINGS

Capital will Allow 4Front to Pursue Accretive Acquisitions as Companies Work
Towards Definitive Agreement and Closing of Transaction

VANCOUVER, BC, December 28, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”) is pleased to announce that it has issued 4Front Holdings LLC (“4Front”) a demand unsecured promissory note which allows 4Front to draw-down up to US$8,000,000 (the “Note”). The Note will provide 4Front additional capital to execute on growth initiatives and potential acquisitions while Cannex and 4Front move towards their previously announced business combination (the “Transaction”). No funds have been advanced by Cannex to 4Front at this time.

“As we work diligently towards the signing of a definitive agreement combining our businesses, we want 4Front to be in a position of having additional capital available to execute on projects which will be strategically important to the combined entity” said Anthony Dutton, Cannex’s CEO. “We also anticipate that a significant portion of the capital may be deployed to expand 4Front’s facilities in Illinois and Massachusetts. Cannex’s team, including its COO Leo Gontmakher, are already working on planning the expansions in those facilities.”

The Note bears interest at the published prime rate (“Prime”) of 5.5% as of December 20, 2018. If the Transaction fails to close by April 30, 2019, or some other date as mutually agreed, the interest rate increases to Prime plus 5%, and the Note must be repaid within ninety (90) days. Per the covenants contained in the convertible debt issued in November 2018 to Gotham Green Partners LLC (“GGP”), GGP has approved the extension of the Note to 4Front.

For further information on the proposed Transaction, see the Company’s news release dated November 26, 2018 (a copy is available under the Company’s SEDAR profile at www.sedar.com). Closing of the Transaction will remain subject to Cannex shareholder approval, court approval(s), the Canadian Securities Exchange, as well as any other approvals for that are customary for a transaction of this nature. There can be no assurances that the Transaction will be completed as proposed or at all.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Northwest Cannabis Solutions and 7Point Holdings are not Cannex subsidiaries, and Cannex does not hold any ownership position in either company.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements including statements related to future developments and the business and operations of Cannex.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to, the risk factors included in Cannex’s listing statement filed with the CSE.

Cannex cautions that the foregoing list of material factors is not exhaustive. When relying on Cannex’s forward- looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Cannex has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this news release represents Cannex’s expectations as of the date of this news release and, accordingly, are subject to change after such date.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law.